                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-07267


                          FLORAFAX INTERNATIONAL, INC.

                                Supplement No. 1
                             Dated January 23, 1998
                                  to Prospectus
                               Dated June 28, 1996

         This Supplement No. 1 supplements Florafax International, Inc. (the "Company") Prospectus dated June 28, 1996 (the "Prospectus"), which forms a part of the Form S-8 Registration Statement No. 333-07267 relating to 612,687 shares of Company common stock, par value $.01 per share ("Common Stock") previously issued as options under miscellaneous employee benefit plans.

         By this Supplement No. 1, the Company hereby amends the Prospectus as follows:

                          HISTORY OF OPERATING LOSSES

         The Company incurred losses of $401,000.00 and $311,000.00, respectively, during fiscal years 1993 and 1994; however, during fiscal year 1995, the Company reported a net income of $707,000.00, and during fiscal year 1996, the Company reported a net income of $2,262,000.00. During the most recently ended fiscal year, being August 31, 1997, the Company reported a net income of $3,433,000.00.

                         SHARES ELIGIBLE FOR FUTURE SALE

         As of the date of the Prospectus, the Company had outstanding 6,147,973 shares of Common Stock. In addition, the Company had outstanding stock options and warrants to purchase 221,000 and 650,000, shares of its Common Stock, respectively. As of the date of this Supplement No. 1, the Company has outstanding 7,745,747 shares of Common Stock, the Company has outstanding stock options to purchase 888,250 shares of its Common Stock, and the Company has outstanding warrants to purchase 618,249 shares of its Common Stock. If all of the shares issuable upon exercise of these options and warrants are issued, the Company will have an additional 9,252,246 shares of Common Stock outstanding, all of which will be eligible for resale into the public markets after any applicable vesting periods. The sale of such shares in the public markets could have a material adverse effect on the trading price of the Company's Common Stock.

                      NASDAQ LISTING AND MARKET ILLIQUIDITY

         As of the date of this Supplement No. 1, the Common Stock of the Company is now listed on the NASDAQ Small Cap Market ("NSCM"). Continued inclusion of such securities on the NSCM will, unless the NASD grants a specific exemption from any particular requirement, require that (i) the Company maintain at least $2,000,000 in net tangible assets; market capitalization of $35,000,000, or net income of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years, (ii) the minimum bid price for the Common Stock be at least $1.00 per share, (iii) the public float consist of at least 500,000 shares of Common Stock, valued in the aggregate at more than $1,000,000, (iv) the Common Stock have at least two (2) registered market makers and (v) the Common Stock be held by at least 300 holders. If the

Company is unable to satisfy such maintenance requirements, the Company's securities may be de-listed from the NSCM. In such event, trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the "NASD's OTC Electronic Bulletin Board."

                                 VOTING CONTROL

         As of the date of this Supplemental No. 1, the directors and executive officers of the Company, as a group, now have sole voting and investment power of approximately thirty-nine percent (39%) of the Company's outstanding Common Stock, assuming that all shares to be offered hereby are sold. In addition, Laifer Capital Management, Inc. ("Laifer") has the sole voting and investment power of approximately twenty-six percent (26%) of the Company's outstanding Common Stock. Therefore, either the directors and executive officers of the Company, or Laifer, or both, exercise practical voting control over the affairs of the Company.

                            MAJOR CUSTOMER DEPENDENCE

         As stated in the Prospectus, the Company's wholly-owned subsidiary, Credit Card Management System, Inc. ("CCMS"), provides Service Corporation International ("SCI") with credit card and charge card processing services to its funeral and cemetery divisions. During fiscal year 1995, CCMS received estimated net revenues of $109,200.00 from SCI. During fiscal year 1996, CCMS received estimated net revenues of $139,000.00 from SCI, and during fiscal year 1997, CCMS received estimated net revenues of $217,000.00 from SCI.